[Logo of Chicago Board of Trade]

Filed by CBOT Holdings, Inc.

Subject Company – CBOT Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

File No. 333-72184

The following communication was distributed to CBOT members after-hours on September 20, 2004 and thereafter made available on the CBOT’s Internet site.

For Immediate Release	Contact:	Maria Gemskie 312.341.3257 mgem46@cbot.com

CBOT CHAIRMAN CHARLES P. CAREY STATEMENT IN

RESPONSE TO THE RULING IN THE MINORITY MEMBER LAWSUIT

Chicago, IL - September 20, 2004 - The Chicago Board of Trade (CBOT) Chairman Charles P. Carey issued the following statement in response to today’s hearing regarding the Minority Member lawsuit in which Cook County Circuit Court Judge Patrick McGann approved the settlement agreement reached between the exchange and the minority members.

“On behalf of CBOT members and our Board of Directors, we are very pleased that the Court has granted final approval to the settlement, which is in the best interest of all parties involved in this longstanding litigation. Supported by an overwhelming majority of CBOT members, the settlement is a true victory for everyone involved. We are delighted to put this arduous challenge behind us and move forward with our plans to restructure and to maximize value for all of our members.”

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Note to Editors: Media interested in speaking with counsel representing the CBOT in the Minority Member lawsuit can contact Kevin Forde at 312.641.1441, kforde@fordeltd.com, or Peter B. Carey at 312.541.0360, PeterBCareylaw@aol.com

While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc. (CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC’s web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.